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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934



                              Canarc Resource Corp.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    13722D101
                      (CUSIP Number of Class of Securities)


                                Anthony Low-Beer
                           100 Park Avenue, Suite 2150
                            New York, New York 10017
                                 (212) 686-6633
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                 Roger D. Blanc
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                 January 2, 1997
                          (Date of Event which Requires
                            Filing of this Schedule)

                  If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

       Check the following box if a fee is being paid with this statement:|_|


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                                  SCHEDULE 13D



----------------------------------------------------
CUSIP No.  13722D101
          ---------------------------------------
----------------------------------------------------


---- -------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Anthony Low-Beer                            I.D. ####-##-####
---- -------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]

---- -------------------------------------------------------------------------
 3   SEC USE ONLY

     -------------------------------------------------------------------------
----
 4   SOURCE OF FUNDS*

     OO
---- -------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)      [ ]

---- -------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------- --------- -----------------------------------------------------
                  7      SOLE VOTING POWER

                         3,662,300 shares of Common Stock
               --------- -----------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0 shares of Common Stock
  OWNED BY
    EACH       --------- -----------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         1,978,000 shares of Common Stock
               --------- -----------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         1,684,300 shares of Common Stock
---- -------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     3,662,300 shares of Common Stock
---- -------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*      [ ]

---- -------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.80%
---- -------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---- -------------------------------------------------------------------------


               *SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH
      SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
                 OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                  This Amendment No. 2, dated January 15, 1997, to the Schedule
13D dated July 11, 1996, as amended by Amendment No. 1, dated August 26, 1996 (the "Schedule 13D"), filed on behalf of Anthony Low-Beer ("Mr. Low-Beer"), relates to the common stock (the "Common Stock") of Canarc Resource Corp., a corporation organized under the laws of Canada (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The 3,202,300 shares of Common Stock and the 460,000 purchase warrants (each warrant is exerciseable into one share of Common Stock) (the "Purchase Warrants") beneficially owned by Mr. Low-Beer were acquired in brokered and privately negotiated transactions for an aggregate purchase price of $4,865,108. The sources of funds for the purchases were (i) investment capital contributed by Mr. Low-Beer and (ii) investment capital contributed by persons and entities (the "Investors") with which Low-Beer Advisory has entered into advisory agreements (the "Advisory Agreements") or with which Mitchell Securities has entered into letters of authorization ("Letters of Authorization"), providing Mr. Low-Beer trading discretion over the Investors' accounts.

Item 5.  Interest in Securities of the Issuer.


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                   (a) As of January 11, 1997, Mr. Low-Beer beneficially owned a total of 3,662,300 shares of the Common Stock of the Company, constituting
10.80% of the shares of Common Stock then outstanding, based on 33,441,863 shares of Common Stock outstanding as of December 27, 1996 as disclosed in a letter from the Company to Mr. Low-Beer, dated January 15, 1997.

                   (b) Mr. Low-Beer has sole voting and dispositive power with respect to 1,978,000 shares of Common Stock which he owns directly and shared dispositive power pursuant to the Advisory Agreements and Letters of Authorization with respect to 1,684,300 shares of Common Stock owned by Investors.

                   (c) Information concerning transactions in the Common Stock effected by Mr. Low-Beer for his own account and for the accounts of Investors since the filing of Amendment No. 1 to the Schedule 13D on August 26, 1996 is set forth in Schedule A hereto and is incorporated by reference. Except as set forth in Schedule A, no transactions in the Common Stock have been effected by Mr. Low-Beer since the filing of Amendment No. 1 to the Schedule 13D on August 26, 1996.
                   (d)  Not applicable.

                   (e)  Not applicable.


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                                   SCHEDULE A


1. On August 27, 1996, Mitchell Securities, Inc. purchased 22,000 shares of Common Stock of the Company for the accounts of Investors in brokered transactions at a price of $1.43 per share.

2. On September 26, 1996, Mitchell Securities, Inc. purchased 34,200 shares of Common Stock of the Company for the accounts of Investors in brokered transactions at a price of $1.65 per share.

3. On September 27, 1996, Mitchell Securities, Inc. purchased 75,800 shares of Common Stock of the Company for the accounts of Investors, including 50,000 shares for the account of Mr. Low-Beer, in brokered transactions at a price of $1.60 per share.

4. On October 3, 1996, Mitchell Securities, Inc. purchased 4,900 shares of Common Stock of the Company for the accounts of Investors in brokered transactions at a price of $1.47 per share.

5. On October 4, 1996, Mitchell Securities, Inc. purchased 10,100 shares of Common Stock of the Company for the accounts of Investors in brokered transactions at a price of $1.58 per share.

6. On October 7, 1996, Mitchell Securities, Inc. purchased 30,000 shares of Common Stock of the Company for the accounts of Investors in brokered transactions at a price of $1.64 per share.

7. On October 16, 1996, Mitchell Securities, Inc. purchased 20,000 shares of Common Stock of the Company for the account of Investors in brokered transactions at a price of $1.57 per share.

8. On October 18, 1996, Mitchell Securities, Inc. purchased 10,000 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.46 per share.

9. On October 21, 1996, Mitchell Securities, Inc. purchased 15,000 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.47 per share.

10. On October 22, 1996, Mitchell Securities, Inc. purchased 6,000 shares of Common Stock of the Company for the accounts of Investors in brokered transactions at a price of $1.52 per share.



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11.      On November 5, 1996, Mitchell Securities, Inc. purchased 7,000 shares of Common Stock of the Company for the accounts of Investors in brokered transactions at a price of $1.37 per share.

12. On November 13, 1996, Mitchell Securities, Inc. purchased 4,900 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.40 per share.

13. On December 24, 1996, Mitchell Securities, Inc. sold 80,000 shares of Common Stock of the Company for the account of Investors in brokered transactions at a price of $1.17 per share.

14. On December 27, 1996, Mitchell Securities, Inc. purchased 9,700 shares of Common Stock of the Company for the accounts of Investors, including 7,700 shares for the account of Mr. Low-Beer, in brokered transactions at a price of $1.28 per share.

15. On December 30, 1996, Mitchell Securities, Inc. purchased 70,900 shares of Common Stock of the Company for the account of Investors, including 2,300 shares for the account of Mr. Low-Beer, in brokered transactions at a price of $1.34 per share.

16. On December 31, 1996, Mitchell Securities, Inc. purchased 17,400 shares of Common Stock of the Company for the account of Investors in brokered transactions at a price of $1.45 per share.

17. On January 2, 1997, Mitchell Securities, Inc. purchased 60,000 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.52 per share.

18. On January 3, 1997, Mitchell Securities, Inc. purchased 20,000 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.58 per share.

19. On January 6, 1997, Mitchell Securities, Inc. purchased 75,000 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.92 per share.

20. On January 7, 1997, Mitchell Securities, Inc. purchased 5,000 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.47 per share.

21. On January 9, 1997, Mitchell Securities, Inc. purchased 20,000 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.43 per share.

22. On January 10, 1997, Mitchell Securities, Inc. purchased 21,500 shares of Common Stock of the Company for the account of Investors, including 20,000 shares for the account of Mr. Low-Beer, in brokered transactions at a price of $1.41 per share.


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                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.





Dated: January 15, 1997             By:/s/ Anthony Low-Beer
                                       --------------------
                                           Anthony Low-Beer